CHINA ENERGY CORPORATION

6130 Elton Avenue, Las Vegas, Nevada 89107 Tel: 1-702- 216-0472

September 06, 2006

Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549 Attention: Jennifer Hardy, Esq.

Dear Ms. Hardy:
Re:	China Energy Corporation
Registration Statement on Form SB-2 – Amendment No. 2
Commission File No. 333-128608

Thank you for your letter and comments dated May 15, 2006. We enclose for filing pursuant to the Securities Act of 1933 the Amendment No. 2 to the Registration Statement on Form SB-2 for China Energy Corporation, the “Company”), which has been amended pursuant to your comments.

Responses to each comment are referenced to the changes made in the Form SB2/A.

The corresponding answers to your questions are as follows:

General

1.	We have filed a marked copy of Amendment No.1. Please refer to Exhibit 99.18.

2.	We have couriered 4 marked copies of Amendment No. 2 for your review.

3.	We have provided a single map illustrating access to the mine to include the requested detail.

Registration Statement Cover Page

4.	We have contacted the IRS and have been informed that the company is not required to obtain an IRS Employer Identification Number so as long as the company:

  does not have employees in the USA,
  does not operate the corporation in the USA,
  does not file Employment, Excise, or Alcohol, Tobacco and Firearms tax returns, - does not withhold taxes on income, other than wages, paid to a non-resident alien, does not have a Keogh plan,

  is not involved with any of the following types of organizations consisting of Trusts, except certain grantor-owned revocable trusts, IRAs, Exempt Organization Business Income Tax Returns, Estates, Real estate mortgage investment conduits, Non-profit organizations, Farmers' cooperatives, Plan administrators,

The company has complied with all of these terms as per the IRS and is exempt from the requirement of obtaining an Employer Identification Number.

5.	Our resident agent in Nevada is K. Turner, Resident located at #200-245 East Liberty Street, Reno, Nevada 89501 Tel: 1-775-786-1788 Fax: 1-775-786-6755.

The Offering

6.	We clarify that selling shareholders are owners of less than 10% of shares outstanding of which are offering their shares. No officers or directors are offering their shares.

Risk Factors

7.	We have summarized the approval process and moved the information under “Need for Government Approval” on page 60.

Selling Security Holders

8.	All the shareholders in the list consist of all the registered shareholders and un- registered shareholders. Unregistered shareholders are those that have contributed funding to the companies through the registered shareholders.

Organization Within the Last Five Years

9.	Peter Khean incorporated the Nevada company and subsequently sold the company to the major shareholders. Mr. Wenxiang Ding acquired all the common shares from Peter Khean on November 5, 2004. This was an arms length transaction.

10.	The share exchange agreement provides that the “Company [China Energy Corporation] endeavors to raise $10 million for investment..” for the purpose of stating the intentions and of the Company and establish a maximum amount to be raised in the public market. We have stated in the registration statement that such amounts raised will fund Coal Group operations only as Heat Power does not foresee any further investments requiring significant amounts of capital after completion of the Xuejiawan expansion.

Business Development

11. Paragraph 17 of APB 18 indicates that a presumption of influence exists if there is ownership of 20% or more of the common stock of an investee, which would require the use of the equity method of accounting for that investment. We have used the equity method.

Heat Power: Subsidiary

12.	We have described the terms of our license agreement and stated the penalty provision. We currently meet the heating requirements under the license.

Principal Products, Services and Their Markets – Coal Group

13.	•	We have stated our coal product to be Lignite.

	•	We have revised the term “geological” reserves to “proven and probable” reserves.

	•	We have revised to indicate that estimated 51% mining recovery will produce 13.7 million tons of product with the present mining equipment used.

	•	We have disclosed the projected mine life of proven and probable reserves and present production rates to be 7 years.

	•	We have disclosed the coal seams of economic interest.

	•	We have provided the stratagraphic column, geological section and mine site plan map.

	•	We have described our current mining method of “Room and Pillar” and “Long Wall” when the expansion of LaiYeGou mine is completed.

	•	We have described the mining equipment included number, capacity and size.

	•	We have added the number of employees (70) and number of contractors (1).

	•	We have described the crushing, screening and loading facilities.

	•	We have described the mode and ownership of transportation infrastructure.

	•	We have described the source of water and power.

	•	We have removed reference to “non-felt” coal and have replace with “lignite” coal.

	•	The coal that we produce is not altered from its existing form nor undergoes any washing processes and therefore do not incur loss of product from this process.

	•	We have disclosed coal reserves are steam coal.

	•	We have revised to units to thousand tonne units.

	•	We have added the BTU values and sulfur content of the proven and probable coal reserves.

	•	We have revised to read “Insitu proven reserve consumed”.

	•	We revised to read “ Probable Reserves”.

	•	We have stated that reserves are assigned to existing facilities.

	•	We have added a footnote to state reserves are insitu

LaiYeGou Expansion

14.	We have summarized the timetable of the infrastructure improvements in the prospectus.

Management’s Discussion and Analysis or Plan of Operation

Critical Accounting Estimates

15.	Our critical accounting estimates table discusses accounts receivable, fixed assets and accrued liabilities. We have not discussed our revenue recognition policy however such policies are included in the notes to financial statements of November 20, 2005.

Managements’ Discussion and Analysis of Financial Condition and Results of Operation

16.	We have provided 3 tables outlining the extent our revenues and costs are set by government regulation under a new caption “Effect of Government Regulation on our Revenues and Costs”.

17.	We have updated our disclosure for income before taxes, segment assets, assets of Coal Group to agree to the amounts presented in the financial statements.

Performance Indicators

18.	We have revised to state that accounts within one year to be considered current.

19.	Non financial measures were what we stated as efforts we have taken which cannot be defined through financial measures. For example we have implemented mentoring programs previously of which were intended to boost employee performance and morale which in turn increases the operational well being of the company. We have excluded these factors which cannot be measured financially as the benefit cannot be accurately estimated.

Liquidity and Capital Resources

20.	We have revised the working capital deficit to $7,903,755 (3,512,087 current assets- 11,415,842 current liabilities).

Net Cash Provided (Consumed) by Operating Activities

21.	We have updated cash flows provided (consumed) by operating activities to be consistent.

Certain Relationships and Related Transactions

22.	The Nevada company was incorporated for the purpose of re-sale at a later date. A previous potential client requested the name Omega Project Consultations, however later declined to acquire the company. Mr. Ding was introduced to Mr. Khean and requested the acquisition of the Nevada company. The name of the company was subsequently changed to China Energy Corporation, as per the request of Mr. Ding.

When the company was first incorporated, the purpose stated ‘to do business that is lawful as it was not known at that time, what purpose any potential client would operate the company as.

23.      We have revised our disclosure to eliminate the reference to the appraisal.

Executive Compensation

24.      We have summarized the terms of the employment contracts.

Financial Statements

25.	We have made the requested change.

26.	We have included interim financial statements for the period ended May 31, 2006 and updated our financial information throughout the filing.

Consolidated Balance Sheet

27.	The reference to $7,519,240 of Advances to Suppliers in Note 6 is an error. The correct amount is the amount on the balance sheet, $226,566. We have corrected Note 6.

28.	We have revised the classifications of many of the items in the other accounts receivable account. This has resulted in restatements of the 2005 financial statements, which are described in Note 3 to the financial statements. The remaining $147,281 balance of other accounts receivable consist of eight loans to suppliers and other firms associated with the Company ($64,073); a $62,074 deposit with a financial institution made to obtain a loan guarantee which will be returned when the loan matures; the $6,011 remainder of a deposit with a professional organization to be used to prepare design work for an expansion of the coal mine; and nineteen expense advances which total $15,123.

29.	The total other accounts payable have been revised to $ 538,423.

Consolidated Statement of Operations

30. We have made the requested change.

Consolidated Statements of Changes in Stockholders’ Equity

31.	We have not made the requested changes. The shareholder group that ultimately participated in the reverse merger included the minority shareholders of Heat Power.

From the time the 70% interest of Heat Power was acquired, there was an unwritten agreement among this group that they would participate as a group in what was to become the reverse merger. All of the transactions in the equity interests of Heat Power were priced in proportion to the acquisition price of the 70% interest originally acquired. When the reverse merger occurred, the shares of China Energy Corporation were distributed as though the shareholders of Heat Power and the shareholders of

Coal Group had been a homogenous group. Accordingly, we have treated the reverse merger as including both Coal Group and Heat Power.

32.	The basis recorded for the assets contributed for the 70% interest in Heat Power was $904,917, the cost of those assets to the contributing shareholders. We relied for this treatment on an SEC Staff Accounting Bulletin.

Note 1 – Organization and Business Organization of the Company

33.	The assets and liabilities of the shell company actually were recorded at book values, not at market values. Noted 1 has been correct to reflect that change. The shell did not have any assets or liabilities at the date of the reverse merger so book value and market value were the same.

Note 2 – Summary of Significant Accounting Policies

Foreign Currency Translation

34.	We note your reference to paragraph 12 of SFAS 52. In designing our accounting policy for foreign currency translation, we relied on paragraphs 47 and 48 of Appendix B of SFAS 52.

Note 3 – Restatements

35.	Footnote 1 of note 3 “Restatements” has been rewritten to make clear what was intended by that note – that assets acquired as capital contributions were recorded at the original cost of the assets to the contributing shareholders.

36.	Please refer to answer to #35 above.

Note 4 – Related Party Transactions

37.	At the time of the acquisition of the 70% equity interest in Heat Power, that company was appraised at a value of RMB 20,000,000 ($2,416,334). One month later, 15% of this interest was transferred to a third shareholder for RMB 3,000,000 (362,450). Five months after that, another 4% was transferred to a fourth shareholder for RMB

800,000 ($96,653).

38. We have made the requested change. Note 7 – Long Term Investments

39.	The investment to which this comment refers is our investment in Inner Mongolia LiTai Coking Co. Ltd. Since the investment is now 20% of the equity of that company, we used the equity method.

Exhibit 5.1

40.	Counsel is knowledgeable with the revised statutes of Nevada as he has acted for several Nevada companies in the past and presently as well.

Exhibit 23.1

41.      We have revised the auditor consent letter to correct the error.

If you have any questions, please contact our US filing agent at (604) 697-8899. Thank you.

Yours truly,

China Energy Corporation

/s/ “WenXiang Ding”

WenXiang Ding,

President